SECURI 03013502 ...MMISSION
..ashington, D.C. 20549

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SEC FILE NUMBER
8-49075

RECEIVED FEB 28 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Odd Lot Execution Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 South LaSalle Street
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald Alghini (312) 663-8700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

711 South Dearborn Street - Suite 206	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Ronald Alghini, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Odd Lot Execution Services, LLC as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

Ronald Alghini
Managing Member of Odd Lot Execution Services, LLC

OFFICIAL SEAL
JUDY FELICIANO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/26/05

2/27/03

Notary Public

<u>ODD LOT EXECUTION SERVICES, LLC</u>

<u>CHICAGO, ILLINOIS</u>

<u>FINANCIAL STATEMENTS</u>

<u>DECEMBER 31, 2002</u>

*

ODD LOT EXECUTION SERVICES, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)		Independent Auditor's Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Operations
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Member's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required)
( )	(k)	a Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report (Not Required)
( )	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

REPORT OF INDEPENDENT ACCOUNTANT

To the Members
Odd Lot Execution Services, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Odd Lot Execution Services, LLC as of December 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Odd Lot Execution Services, LLC as of December 31, 2002 in conformity with generally accepted accounting principles in the United States of America.

Faircloth & associates, LLC

Chicago, Illinois
February 23, 2003

EXHIBIT A

ODD LOT EXECUTION SERVICES, LLC

Statement of Financial Condition
December 31, 2002

ASSETS

Cash on hand and in banks	$	303,490
Securities owned		1,543,452
Amounts receivable from broker-dealers and clearing organizations		927,221
Exchange deposits		275,000
Exchange memberships		186,000
Other assets		6,650
Property and equipment net of accumulated depreciation of $57,360		94,462
Odd lot dealer rights, at cost less accumulated amortization of $14,453		35,547
Total Assets	$	3,371,822

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	142,005
Note payable	$	415,000
Securities sold, not yet purchased		979,554
Amounts payable to broker-dealers and clearing organizations		658
Total Liabilities	$	1,537,217
Commitments and contingent liabilities (Note 9)		
Members' equity		1,834,605
Total Liabilities and Members' Equity	$	3,371,822

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Odd Lot Execution Services, LLC is a partnership formed in May 1979 and reorganized in 1998 as a limited liability company. The Company acts as an odd-lot dealer on the Chicago Stock Exchange, Incorporated. Odd Lot Execution Services, LLC trades in issues assigned by the Chicago Stock Exchange or selected by its participants; it does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions, commissions and expenses are recorded on settlement date.

Mark-to-Market - Securities owned are recorded at market value on settlement date.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on deposit and money market investments.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code, the Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

Depreciation - Depreciation is recorded using accelerated methods over the useful life of the related assets.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and, except for exchange memberships, are either already reflected at fair value, or are short-term or replaceable on demand. Therefore, except for exchange memberships, their carrying amounts approximate their fair values.

NOTE 4 - EXCHANGE DEPOSITS

Odd Lot Execution Services, LLC is required to maintain deposits with the clearing agencies of the Chicago Stock Exchange. At December 31, 2002 there were the following balances in its deposit accounts.

National Securities Clearing Corporation Clearing Fund deposit	$265,000
Depository Trust Company	10,000
Total Exchange Deposits	$275,000

NOTE 5 - EXCHANGE MEMBERSHIPS

The Company owns six Chicago Stock Exchange memberships. exchange memberships are initially recorded at cost upon acquisition. The operating agreement of Odd Lot Execution Services, LLC provides that the exchange membership be marked to market. The market value of the memberships was approximately $186,000 at December 31, 2002.

NOTE 6 - ODD LOT DEALER RIGHTS

The Company has a revocable license to trade and serve as odd lot dealer for certain stocks with the approval of the Chicago Stock Exchange. The Company has acquired certain odd lot dealer rights from another member of the Chicago Stock Exchange. The cost of $50,000 represents the purchase price of the odd lot dealer rights. The cost is being amortized on the straight-line method over the fifteen years. The amount charged to expense in 2002 was $3,336, and accumulated amortization at December 31, 2002 was $14,453.

NOTE 7 - SHORT-TERM BANK LOAN

Odd Lot Execution Services, LLC has established a $2,000,000 line of credit with a commercial lending institution to finance trading activities. Loans under this arrangement bear interest at the prevailing broker/dealer rate (3.0% at December 31, 2002). The loans are collateralized by inventories of securities. The Company had borrowed $415,000 at December 31, 2002.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, Odd Lot Execution Services, LLC enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate securities and other equity securities. The trading of these financial instruments is conducted with registered broker-dealers. The Company also maintains bank accounts with balances in excess of federally insured limits. The exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Securities sold, not yet purchased, represent obligations of Odd Lot Execution Services, LLC to deliver specified securities at the contracted price, and thereby is created a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the ultimate obligation to satisfy the responsibility for securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under an agreement expiring in 2005. Approximate minimum lease payments under this agreement, exclusive of executory costs, are as follows:

2003	$ 36,148
2004	37,233
2005	18,892
Total	$ 92,273

Office rental expense was $57,011 for 2002.

There were no contingent liabilities at the statement date.

ODD LOT EXECUTION SERVICES, LLC

Notes to Financial Statements (Continued)
December 31, 2002

NOTE 10 - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan covering all eligible employees, as defined. Contributions are at the discretion of management. There was no contribution for 2002.

NOTE 11 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Chicago Stock Exchange. Company net capital was determined to be $1,188,293 under these rules; this amount exceeded the minimum requirement by $1,088,293 at December 31, 2002.

NOTE 12 - EQUITY INTEREST

Members in the Odd Lot Execution Services, LLC and their respective equity interests at December 31, 2002 were as follows:

William Blair & Company, LLC	63.439%
ABN-AERO Chicago Corporation	24.900
Mr. Ronald Alghini	11.661
	100.000%

The amount disbursed to members was $1,834,605 during 2002.

NOTE 13 - RELATED PARTY TRANSACTIONS

The Company pays fees for execution of purchase and sale transactions of securities on the New York Stock Exchange. These transactions are executed by and fees are paid to a subsidiary of ABN-AERO, one of the members of Odd Lot Execution Services, LLC. Fees paid under this arrangement were $283,635 in 2002.

The Company held an 80% ownership interest in American Specialists, LLC which was treated as an unconsolidated subsidiary. American Specialists, LLC terminated operations in 2002 and distributed its net assets in liquidation. The Company's share of loss of American Specialists, LLC was $71,318; there was no gain or loss on the disposition of the membership interest.